Exhibit 4.2
Form 10-Q
Headway Corporate Resources, Inc.
File No. 1-16025
                  FOURTH SUPPLEMENTAL INDENTURE

          Fourth Supplemental Indenture, dated as of August 24, 2001, to the Indenture dated as of March 19, 1998, between Headway Corporate Resources, Inc., a Delaware corporation (the "Company), and State Street Bank and Trust Company, N.A., a national banking association, as trustee (the "Trustee"), as amended by a First Supplemental Indenture, dated as of October 28, 1998, a Second Supplemental Indenture, dated as of May 10, 1999 and a third Supplemental Indenture dated as of January 8, 2001 (as amended to date, the "Indenture").

                             RECITAL

          The Indenture provides that the Company and the Trustee may, with the consent of all of Holders of the Company's Increasing Rate Senior Subordinated Notes due 2006 (the "Securities"), enter into a Supplemental Indenture for the purpose of amending any provision of the Indenture with respect to the Securities. The Company has received signed consents of the Holders of all of the Securities approving the substance of this Fourth Supplemental Indenture.

          NOW, THEREFORE, the parties agree as follows for their mutual benefit and for the equal and ratable benefit of the Holders of the Securities:

  1. Capitalized terms not defined herein shall have the meanings given to them in the Indenture.

  2. (a) Subject to the terms and conditions set forth in the Limited Waiver and Amendment and in reliance on the representations, warranties and covenants of the Company contained therein, from and after the Amendment Effective Date (as defined in the Limited Waiver and Amendment), the Holders, pursuant to the Limited Waiver and Amendment, have waived:

   (i) compliance with Section 4.20 of the Indenture (Net Worth) for the period from April 1, 2001 through and including the Bank Maturity Date (as defined in the Limited Waiver and Amendment);

   (ii) compliance with Section 4.23 of the Indenture (Certain
   Consolidated Ratios) for the period from April 1, 2001 through and including the Bank Maturity Date; and

   (iii) the payment in cash of any amounts with respect to principal, interest (but not the accrual of interest), fees or other amounts payable under the Indenture and the Securities through and including the Bank Maturity Date, subject, however, to the provisions of Section 3(e) of the Limited Waiver and Amendment.

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Notwithstanding the foregoing, upon the occurrence of any other
Event of Default (including, without limitation, the failure of the Company to comply with the provisions of Section 6 of the Limited Waiver and Amendment) or at any time the Trustee or the Noteholders may hereafter become aware of any other Event of Default (whether heretofore or hereafter arising), the limited waiver set forth in Section 2(a) above shall be deemed null and void as of the date of the Limited Waiver and Amendment (other than the provisions of 2(a)(iii) above) and of no further force and effect (as if such limited waiver had never been given effect), without any necessity of demand or notice to the Company or other Person, and the Trustee and the Noteholders may thereafter in their sole and absolute discretion and notwithstanding any grace or cure periods or other provisions to the contrary in the Indenture, take any enforcement action and exercise any and all of their other rights, remedies and privileges under the Indenture, any other instrument or agreement referred to therein, under applicable law or otherwise, with respect to any Subordinated Note Designated Defaults (as defined in the Limited Waiver and Amendment) or any other Event of Default.

 (b) Without limiting the generality of the provisions of Article IX of the Indenture, the limited waiver set forth in Section 2(a) above shall be limited precisely as written and shall relate solely to non-compliance by the Company with the provisions of the Indenture and/or the Securities (as applicable) specifically set forth in Section 2(a) hereof for the periods specifically referenced therein and nothing in this Agreement shall be deemed to:

 (i) Constitute a waiver by the Trustee or the Holders with respect to the payment of interest on the Securities, and compliance with Section 4.20 and 4.23 of the Indenture, in any other instance or any other term, provision or condition of the Indenture or the Securities; or

(ii) prejudice any right or remedy that the Trustee or any Holder may now have or may have in the future under or in connection with the Indenture, the Securities any other instrument or agreement referred to therein or under applicable law.

(c) The Holders reaffirm all of the terms of the Indenture, including, without limitation, Sections 10.03 and 10.08, the Lenders' (as defined in the Limited Waiver and Amendment) rights under Section 10.02(a) of the Indenture to block any payments of any kind or character with respect to any principal, interest, fee or other amounts payable with respect to the Securities which may be exercised at any time or from time to time hereafter upon the Company's default in payment, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of the Loans (as defined in the Limited Waiver and Amendment), interest thereon, fees or other Obligations (as defined in the Limited Waiver and Amendment) payable under the Loan Documents (as defined in the Limited Waiver and Amendment) and the Lenders' other rights, remedies and privileges under Section 10 of the Indenture, notwithstanding any action heretofore taken by the Lenders (including, without limitation, the issuance of a blockage notice under the terms of the Indenture), subject however to the provisions of Section 9 of the Seventh Amendment and Limited Waiver (as defined in the Limited Waiver and Amendment).

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3.    Section 1.01 of the Indenture is hereby amended by adding
thereto the following definitions, which shall be inserted in proper alphabetical order:

            "Amendment Effective Date" has the meaning set forth in Section 3 of the Limited Waiver and Amendment.

            "Bank Maturity Date" means the earliest of (a) April 18, 2002, (b) the date on which all indebtedness under the Credit Agreement shall have been repaid or refinanced and all issued and outstanding letters of credit under the Credit Agreement shall have been canceled, fully collateralized or otherwise supported in a manner satisfactory to the lenders under the Credit Agreement and (c) the acceleration of any indebtedness under the Credit Agreement or the exercise of any rights or remedies by any of the Lenders or the Agent under the Credit Agreement.

            "Budget" means the cash budget delivered by the Borrower to the Holders pursuant to Section 3(b) of the Limited Waiver and Amendment, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the Limited Waiver and Amendment.

            "Limited Waiver and Amendment" means that certain Limited Waiver and Amendment dated as of August 24, 2001 by and among the Company, the Trustee and the Holders, as the same may be amended, supplemented or otherwise modified from time to time.

4.   Section 4.08 of the Indenture shall be amended by adding a
Section 4.08(c) as follows:

 "(c) the Company shall, at all times following the Amendment Effective Date, provide to each Holder and the Trustee promptly, and in any event within one Business Day, copies of any reports and other information provided to the Lenders and the Agent pursuant to the Credit Agreement"

   Section 4.08 of the Indenture shall be further amended by adding a Section 4.08(d) as follows:

  "(d) The Company shall, and shall cause its Subsidiaries to, cooperate with and give full and complete access and make available to the Trustee and the Holders and representatives retained by any of them from time to time, on a daily basis, the books and records of the Company and its Subsidiaries and other information relating to the business or financial affairs of the Company and its Subsidiaries (including, without limitation, agreements and documents pertaining to any receivables or payables), and the operating management of the Company and its Subsidiaries shall meet, upon request, with the Trustee and the Holders to discuss, among other things, the financial and operating performance and business plans of the Company and its Subsidiaries. The Company shall, and shall cause its Subsidiaries to, give full and complete access to such other information as the Trustee or the Holders may reasonably request from time to time, and shall cooperate and consult with, and provide to the Trustee and the Holders all such information."

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          5.   Paragraph 1 of the Securities, Interest, is hereby amended by adding a new sentence at the end thereof as follows:

"If all interest on the Securities and dividends on the Preferred Stock accrued on and prior to April 1, 2002 are not paid in full in cash by such date, then the interest rate on the Securities shall be increased to 20% per annum commencing on July 1, 200l; provided, however, that following such increase there shall be no increase in the interest rate upon the occurrence and during the continuance of any Event of Default."

          6. Representations and Warranties. In order to induce the Trustee to enter into this Fourth Supplemental Indenture, the Company represents and warrants to the Trustee and Holders as follows:

          (A)  The representations and warranties made by the Company in
               Section 5 of the Securities Purchase Agreement are true and correct on and as of the date hereof;

          (B) There has been no material adverse change in the condition, financial or otherwise, or the Company and its Subsidiaries, taken as whole, since the most recent financial reports of the Company received by the Trustee under Section 4.08 of the Indenture;

          (C) The business and properties of the Company and its Subsidiaries, taken as a whole, are not, and since the most recent financial report of the Company and its Subsidiaries received by the Trustee under Section 4.08 of the Indenture, has not been, materially adversely affected in any substantial way as the result of any fire, explosion, earthquake, accident, strike, lockout, combination of workers, flood, embargo, riot, activities of armed forces, war or acts of God or the public enemy, or cancellation or loss of any major contracts; and

          (D) No event has occurred and is continuing which constitutes, and no condition exists which upon the consummation of the transaction contemplated hereby would constitute, a Default or an Event of Default under the Indenture as amended hereby which has not been waived and consented to hereby or in the Limited Waiver and Amendment.

7. The Fourth Supplemental Indenture is an indenture to and in implementation of the Indenture, and the Indenture and this fourth Supplemental Indenture shall henceforth be read together.

8. The Trustee accepts the trusts created by the Indenture, as supplemented by this Fourth Supplemental Indenture, and agrees to perform the same upon the terms and conditions in the Indenture, as supplemented by this Fourth Supplemental Indenture.

9.   The Indenture as amended and supplemented by this Fourth
Supplemental Indenture is in all respects confirmed and preserved and shall remain in the full force and effect according to its terms.

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10.  This Fourth Supplemental Indenture may be executed in any number of counterparts, each of which so execute shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

11. The provisions of this Fourth Supplemental Indenture will take effect immediately upon its execution and delivery by the Trustee.

12. This Fourth Supplemental Indenture shall be governed by the internal laws of the State of New York, without regard to its principles of conflicts of laws.

13. If any provision of this Fourth Supplemental Indenture shall be declared by a court of competent jurisdiction to be unenforceable, invalid or void, the same shall not impair any of the other provisions of this Fourth Supplemental Indenture, nor shall any party have liability to the other parties as a result of such unenforceable, invalid or void provision.

  (Signature page to the Fourth Supplemental Indenture follows)

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          IN WITNESS WHEREOF, the parties hereto have caused this
Fourth Supplemental Indenture to be duly executed as of the day and year first above written.


                         HEADWAY CORPORATE RESOURCES, INC.

                         By: /s/ Barry S. Roseman
                                Title: President

Attest: /s/ Name: Naima N. Chisolm
        Title:   Vice President, Finance

                         STATE STREET BANK AND TRUST
                         COMPANY, N.A., as Trustee,

                         By: /s/ Ward A. Spooner
                                Title:   Vice President

Attest: /s/ Jean Clarke
        Title:   Assistant Vice President

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